UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ohio Valley Banc Corp.
(Name of Issuer)

          Common Shares, no par value
(Title of Class of Securities)

            677719106
(CUSIP Number)

David W. Thomas
Ohio Valley Banc Corp.
420 Third Avenue
Gallipolis, Ohio  45631
                             (740) 446-2631
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                         February 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 677719106	SCHEDULE 13D/A

1.	Names of Reporting Persons David W. Thomas I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of	7.	Sole Voting Power 1,831
Shares Beneficially Owned By Each	8.	Shared Voting Power 3,213
Reporting Person With	9.	Sole Dispositive Power 1,831
	10.	Shared Dispositive Power 332,289
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,120
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13.	Percent of Class Represented by Amount in Row (11) 8.11%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 677719106	SCHEDULE 13D/A

1.	Names of Reporting Persons Ohio Valley Banc Corp. Employees’ Stock Ownership Plan I.R.S. Identification Nos. of above persons (entities only) 31-1157978
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio
Number of	7.	Sole Voting Power -0-
Shares Beneficially Owned By Each	8.	Shared Voting Power -0-
Reporting Person With	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 329,076
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 329,076
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13.	Percent of Class Represented by Amount in Row (11) 7.99%
14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

Common shares, no par value Ohio Valley Banc Corp.
420 Third Avenue P.O. Box 240 Gallipolis, OH 45631
Item 2.	Identify and Background

David W. Thomas
420 Third Avenue
Gallipolis, OH 45631

Retired Chief Examiner of the Ohio Division of Financial Institutions

Director of Ohio Valley Banc Corp and The Ohio Valley Bank Company
and Trustee of the Ohio Valley Banc Corp Employees Stock Ownership
Plan and Trust (“ESOP”)

Citizen of the United States of America

Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust
420 Third Avenue
Gallipolis, OH 45631

Formed under the laws of the State of Ohio

Neither Mr. Thomas nor the ESOP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.
Mr. Thomas purchased his shares with his personal funds. The ESOP purchased all of its shares with money contributed to the ESOP by OVBC.

Item 4.
Purpose of Transaction

Mr. Thomas acquired his shares for investment purposes.

The ESOP acquired its shares as a form of compensation for employees of OVBC and its subsidiaries.

As a director of OVBC, Mr. Thomas is periodically involved in discussions and decisions of the Board of Directors of OVBC (a) to make contributions to the ESOP with which the ESOP will purchase additional shares of OVBC near the end of each calendar year; (b) with respect to the sponsorship of the Ohio Valley Banc Corp. Dividend Reinvestment Plan (“Dividend Plan”) and the periodic issuance of shares to the Dividend Plan; (c) to consider potential acquisitions of other financial institutions with the consideration being partially or fully in the form of shares of OVBC; (d) to determine the amount of quarterly dividends to be paid by OVBC to its shareholders; and (e) to change the number of directors and to fill vacancies on the Board of Directors of OVBC.  As Trustee of the ESOP, Mr. Thomas purchases shares of OVBC on behalf of the ESOP (i) directly from OVBC whenever OVBC makes an annual contribution to the ESOP for such purpose, and (ii) on the market whenever OVBC pays quarterly dividends.

The Board of Directors of OVBC may also determine to appoint a successor trustee for the ESOP, as a result of which Mr. Thomas will no longer have beneficial ownership of the shares held in the ESOP.

Mr. Thomas participates in the Dividend Plan, with 689.64393 of his shares currently enrolled in the Dividend Plan.  As a result of Mr. Thomas's participation in the Dividend Plan, all dividends he receives on his OVBC shares enrolled in the Dividend Plan, both those currently owned and those that may be acquired pursuant to the Dividend Plan, are reinvested in more OVBC shares.  Since Mr. Thomas filed his original Schedule 13D on March 12, 2013, Mr. Thomas has acquired a total of 49.61808 shares of OVBC pursuant to the Dividend Plan and an additional 432 shares acquired by gift.

Outside of his role as a member of the Board of Directors of OVBC and as the trustee of the ESOP, and his purchases of shares under the Dividend Plan, all as described above, Mr. Thomas has no plans or proposals required to be disclosed in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer David W. Thomas
	(a)	Amount Beneficially Owned:
334,120
	(b)	Percent of Class:
8.11%
	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 1,831

	(ii)	shared power to vote or to direct the vote: 3,213

	(iii)	sole power to dispose or to direct the disposition of: 1,831

	(iv)	shared power to dispose or to direct the disposition of: 332,289
Ohio Valley Banc Corp. Employees' Stock Ownership Plan
(a)	Amount Beneficially Owned:
329,076
(b)	Percent of Class:
7.99%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: -0-

	(ii)	shared power to vote or to direct the vote: -0-

	(iii)	sole power to dispose or to direct the disposition of: -0-

	(iv)	shared power to dispose or to direct the disposition of: 329,076

The shares indicated above as being beneficially owned by Mr. Thomas with shared power to vote or to direct the vote consist of 3,213 shares Mr. Thomas owns jointly with his wife, Norma M. Thomas, whose address is 1204 Broken Bow Ct., Westerville, OH 43081.  Ms. Thomas is a self-employed licensed massage therapist whose place of employment is 1204 Broken Bow Ct., Westerville, OH 43081. Ms. Thomas has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction.  Ms. Thomas is a citizen of the United States of America.

The shares indicated above as being beneficially owned by Mr. Thomas with shared power to dispose or to direct the disposition consist of the 3,213 shares he owns jointly with his wife and the 329,076 shares held by the ESOP.

During the last 60 days, Mr. Thomas acquired 5.8776 shares on February 10, 2015, at $24.43 per share, pursuant to the Dividend Plan.

During the last 60 days, the ESOP acquired 4,401 shares of OVBC on February 13, 2015, from the open market at a price of $24.21 per share, as a reinvestment of dividends paid on shares held in the ESOP with respect to which participants had chosen to have their dividends reinvested.

At February 13, 2015, there were 329,076 common shares of Ohio Valley Banc Corp. owned by the ESOP.  David W. Thomas became the trustee of the ESOP effective March 9, 2013, in substitution for The Ohio Valley Bank Company.  Under the terms of the ESOP and applicable law, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated.  With respect to unallocated shares and allocated shares with respect to which no instructions have been received, the trustee shall vote such shares in the trustee's discretion.  As of February 13, 2015, all 329,076 shares in the Plan were allocated to the accounts of plan participants.

The trustee has limited power to dispose of the ESOP shares, as set forth in the ESOP, such as in order to pay participants, to diversify accounts at participant direction or if no funds are otherwise provided to pay expenses of the ESOP, or as may be required by law to fulfill the trustee's fiduciary duty.  The trustee is directed by the ESOP to invest ESOP assets primarily in shares of Ohio Valley Banc Corp.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The only contracts, arrangements, understandings or relationships between Mr. Thomas and the ESOP or between either of them and anyone else with respect to shares of OVBC are the joint ownership of shares by Mr. Thomas and his wife, the relationship of Mr. Thomas to the ESOP as the ESOP's trustee, Mr. Thomas's status as a director of OVBC, and Mr. Thomas’s enrollment in the Dividend Plan subject to the same terms and conditions as all other participants in the Dividend Plan.  Attached as Exhibit B is the Appointment of Successor Trustee and Acceptance of Trust pursuant to which Mr. Thomas was appointed as Trustee of the ESOP and Mr. Thomas accepted such appointment.

Item 7.                                Material to be Filed as Exhibits

Exhibit A:  Agreement for Joint Filing of Schedule 13D/A

Exhibit B:  Appointment of Successor Trustee and Acceptance of Trust

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2015

/s/ David W. Thomas
David W. Thomas

OHIO VALLEY BANC CORP. EMPLOYEES' STOCK OWNERSHIP PLAN

By:           /s/ David W. Thomas
David W. Thomas
Trustee

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13D/A

The undersigned hereby agree that the Schedule 13D/A being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Ohio Valley Banc Corp., an Ohio corporation, is hereby filed on behalf of each of the undersigned.

April 10, 2015                                                        /s/ David W. Thomas

OHIO VALLEY BANC CORP. EMPLOYEES' STOCK OWNERSHIP PLAN

April10, 2015                                                         By:/s/ David W. Thomas
          David W. Thomas
Trustee

Exhibit B

Next page, Copy of Appointment of Successor Trustee and Acceptance of Trust

EXHIBIT B

APPOINTMENT OF SUCCESSOR TRUSTEE

AND ACCEPTANCE OF TRUST

WHEREAS, Ohio Valley Banc Corp. (“Company”) maintains the Ohio Valley Banc Corp. Employees’ Stock Ownership Plan and Trust (the “Plan”) for the benefit of its eligible employees; and

WHEREAS, The Ohio Valley Bank Company is currently the Trustee of said Plan; and

WHEREAS, the Company desires to appoint David W. Thomas as Trustee of said Plan;

NOW, THEREFORE, effective March 9, 2013, The Ohio Valley Bank Company is removed as Trustee of the Plan and David W. Thomas is appointed as the Trustee of the Plan until such person either resigns, is removed, or ceases to be a director of the Company.

Ohio Valley Banc Corp.

	By (Print):	Thomas E. Wiseman

	Signature:	/s/Thomas E. Wiseman

Date: March 4, 2013	Its:	President and Chief Executive Officer

ACCEPTANCE OF TRUST

The following individual agrees to accept the appointment as successor Trustee of the Plan effective on and after March 9, 2013, and agrees to be bound by the terms and provisions thereof.

	By (Print):	David W. Thomas

	Signature:	/s/David W. Thomas

Date: March 5, 2013